FORM 6-K

Securities and Exchange Commission
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of July 2009	Commission file number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.
(Translation of Registrant’s name into English)

Guillermo González Camarena No. 600
Col. Centro de Ciudad Santa Fé
Delegación Alvaro Obregón
México, D.F. 01210
(Address of principal office)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

             (Check One) Form 20-F  x  Form 40-F

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

             (Check One) Yes    No  x

        (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Stock Listing Information

Mexican Stock Exchange
Ticker: KOFL	2009 SECOND-QUARTER AND FIRST SIX MONTHS RESULTS

NYSE (ADR)
Ticker: KOF		Second Quarter			YTD

		2009	2008	Δ %	2009	2008	Δ %

Ratio of KOF L to KOF = 10:1	Total Revenues	24,184	18,544	30.4%	46,339	35,864	29.2%

	Gross Profit	11,427	8,946	27.7%	21,708	17,239	25.9%

	Operating Income	3,677	3,169	16.0%	6,939	5,992	15.8%

	Majority Net Income	2,161	1,844	17.2%	3,499	3,444	1.6%

	EBITDA(1)	4,549	3,919	16.1%	8,764	7,496	16.9%

	Net Debt (2)	9,418	12,382	-23.9%

	LTM EBITDA/ Interest Expense, net	10.00	9.91

	LTM EBITDA/ Interest Expense	8.72	7.18

	LTM Earnings per Share	3.03	3.96

	Capitalization(3)	28.8%	26.5%

	Expressed in million of Mexican pesos.
	(1) EBITDA = Operating income + Depreciation + Amortization & Other operative Non-cash Charges.
	See reconciliation table on page 9 except for Earnings per Share
	(2) Net Debt = Total Debt - Cash
	(3) Total debt / (long-term debt + stockholders' equity)

Total revenues reached Ps. 24,184 million in the second quarter of 2009, an increase of 30.4% compared to the second quarter of 2008; increased revenues from acquisitions we made in 2008 and 2009 contributed approximately 20% of this growth.

Consolidated operating income grew 16.0% to Ps. 3,677 million for the second quarter of 2009, mainly driven by double-digit operating income growth recorded in our Latincentro and Mercosur divisions. Our operating margin was 15.2% in the second quarter of 2009.

For Further Information:

Investor Relations
Consolidated majority net income increased 17.2% to Ps. 2,161 million in the second quarter of 2009, mainly reflecting higher operating income, resulting in earnings per share of Ps. 1.17 in the second quarter of 2009.

Alfredo Fernández
alfredo.fernandez@kof.com.mx
(5255) 5081-5120 / 5121
Mexico City (July 24, 2009), Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFL, NYSE: KOF) (“Coca-Cola FEMSA” or the “Company”), the largest Coca-Cola bottler in Latin America and the second-largest Coca-Cola bottler in the world in terms of sales volume, announces results for the second quarter of 2009.

"In the middle of a tough operating environment, our company continued to achieve strong top- and bottom-line results for the quarter, growing revenues, operating income, and EBITDA by 30%, 16%, and 16%, respectively. Among other factors, we benefited from the growth of our sparkling beverages category, particularly in Mexico; the consolidation of our REMIL franchise territory in Brazil; and the strong performance of the Jugos del Valle line of juice-based beverages throughout our operations along with our ability to improve our pricing architecture. Our portfolio of products continued to outperform macroeconomic conditions across our territories, demonstrating its defensiveness. Also, as of June 1st, 2009, we took over the sales and distribution functions of the Brisa water business in Colombia. Furthermore, we believe our company is in a very strong financial position as exemplified by the debt maturities that we met during July—US$265 million of a Yankee bond and Certificados Bursátiles in the amount of MXN$500 million." said Carlos Salazar Lomelin, Chief Executive Officer of the Company.

Gonzalo García
gonzalojose.garciaa@kof.com.mx
(5255) 5081-5148

Roland Karig
roland.karig@kof.com.mx
(5255) 5081-5186

Website:
www.coca-colafemsa.com

July 24, 2009	Page 1

CONSOLIDATED RESULTS

Our consolidated total revenues increased 30.4% to Ps. 24,184 million in the second quarter of 2009, compared to the second quarter of 2008, as a result of revenue increases in all of our divisions. Revenue growth was driven by (i) organic growth, driven both by pricing and volumes, which accounted for more than 50% of incremental revenues, (ii) a positive exchange rate translation effect contributing less than 30% of incremental revenues and (iii) the consolidation of Refrigerantes Minas Gerais, Ltda. (“REMIL”) in Brazil and Brisa in Colombia, which contributed approximately 20% of incremental revenues, providing the balance. Excluding the positive exchange rate translation effect and the acquisitions of REMIL and Brisa, our consolidated total revenues would have increased more than 16%.

Total sales volume increased 9.8% to reach 607.0 million unit cases in the second quarter of 2009 as compared to the same period in 2008. Excluding REMIL, total sales volume increased 6.8%, mainly driven by increases in sparkling beverages across all divisions, accounting for almost 40% of incremental volumes. Still beverages sales volume, mainly driven by the Jugos del Valle line of business in our Mexico and Latincentro divisions, grew almost 100%, which accounted for approximately 40% of incremental sales volumes. Our bottled water business, driven by the acquisitions of Agua de Los Angeles in Mexico and Brisa in Colombia, grew almost 10% and represented the balance.

Our gross profit increased 27.7% to Ps. 11,427 million in the second quarter of 2009, compared to the second quarter of 2008. Cost of goods sold increased 32.9% mainly driven by (i) higher year-over-year sweetener costs, (ii) the devaluation of the local currencies in our main operations as applied to our U.S. dollar-denominated raw material cost and (iii) the integration of REMIL; which were partially offset by a lower cost of resin. Gross margin reached 47.3% in the second quarter of 2009 as compared to 48.2% in the same period in 2008.

Our consolidated operating income increased 16.0% to Ps. 3,677 million in the second quarter of 2009, mainly driven by double-digit operating income growth in our Latincentro and Mercosur divisions. Our operating margin was 15.2% in the second quarter of 2009, a decrease of 190 basis points compared to the same period in 2008 as a result of higher operating expenses and cost of goods sold, which were partially offset by revenue growth.

During the second quarter of 2009, we recorded Ps. 453 million in other expenses. These expenses were mainly driven by the loss on sale of certain fixed assets and employee profit sharing recorded in the other expenses line, in accordance with Mexican Financial Reporting Standards.

Our comprehensive financing result in the second quarter of 2009 recorded a gain of Ps. 23 million as compared to an expense of Ps. 51 million in the same period of 2008, mainly due to lower interest expenses as a result of lower net debt.

During the second quarter of 2009, income tax, as a percentage of income before taxes, was 29.9% compared to 28.3% in the same period of 2008.

Our consolidated majority net income increased by 17.2% to Ps. 2,161 million in the second quarter of 2009 as compared to the second quarter of 2008, mainly as a result of higher operating income. Earnings per share (EPS) were Ps. 1.17 (Ps. 11.70 per ADR) computed on the basis of 1,846.5 million shares outstanding (each ADR represents 10 local shares).

July 24, 2009	Page 2

BALANCE SHEET

As of June 30, 2009, we had a cash balance of Ps. 11,364 million, including US$ 458 million denominated in US dollars, an increase of Ps. 5,172 million compared to December 31, 2008, as a result of cash generated by our operations and financing during the first half of the year.

Total short-term debt was Ps. 10,130 million and long-term debt was Ps. 10,652 million. Total debt increased Ps. 2,208 million compared with year-end 2008 mainly due to the issuance of Ps. 2,000 million in “Certificados Bursátiles”, with a 13-month maturity, in January 2009. Net debt decreased Ps. 2,964 million compared to year-end 2008, mainly as a result of cash generated during the first half of the year. KOF’s total debt balance includes U.S. dollar-denominated debt in the amount of US$ 642 million (1).

The weighted average cost of debt for the quarter was 7.1% . The following charts set forth the Company’s debt profile by currency and interest rate type and by maturity date as of June 30, 2009:

Currency	% Total Debt(1)	% Interest Rate Floating(1)(2)

Mexican pesos	44.3%	46.4%
U.S. dollars	40.1%	38.6%
Colombian pesos	9.3%	100.0%
Venezuelan bolivars	0.8%	0.0%
Argentine pesos	5.5%	29.3%

(1) After giving effect to cross-currency swaps and interest rate swaps.
(2) Calculated by weighting each year’s outstanding debt balance mix.

Debt Maturity Profile

Maturity Date	2009	2010	2011	2012	2013	2014 +

% of Total Debt	27.3%	22.1%	0.3%	18.9%	11.1%	20.3%

On July 1 and July 10, 2009, we paid, using cash from our balance, the maturities of our Yankee bond in the amount of US$ 265 million and our “Certificados Bursátiles” in the amount of Ps. 500 million.

Consolidated Cash Flow

Expressed in million of Mexican pesos (Ps.) as of June 30, 2009

Jun-09
Ps.

Income before taxes	5,239
Non cash charges to net income	3,073

8,312
Change in working capital	(254)

Resources Generated by Operating Activities	8,058

Investments	(2,375)
Debt Increase	2,457
Other	(2,793)

Increase in cash and cash equivalents	5,347

Cash and cash equivalents at begining of period	6,192
Translation Effect	(175)
Cash and cash equivalents at end of period	11,364

The difference between the debt increase of the balance sheet and the debt increase in nominal terms presented in the cash flow is related to the foreign exchange impact, presented separately as a part of the translation effect, in accordance with the Mexican Financial Reporting Standards.

July 24, 2009	Page 3

MEXICO DIVISION OPERATING RESULTS

Revenues

Total revenues from our Mexico division increased 7.8% to Ps. 9,749 million in the second quarter of 2009, as compared to the same period in 2008. Increased sales volumes accounted for close to 90% of incremental revenues during the quarter. Average price per unit case reached Ps. 29.42, an increase of 0.7%, as compared to the second quarter of 2008, reflecting higher average prices per unit case from the cola category that were partially offset by lower average prices per unit case in flavored sparkling beverages. Excluding bulk water under the brands Ciel and Agua de Los Angeles, our average price per unit case was Ps. 34.67, a 1.0% increase as compared to the same period in 2008.

Total sales volume increased 6.6% to 329.2 million unit cases in the second quarter of 2009, as compared to the second quarter of 2008, mainly driven by (i) a 2.9% volume growth in sparkling beverages supported by incremental volumes from the Coca-Cola brand in multiserve presentations that compensated for a decline in flavored sparkling beverages, (ii) incremental volumes in the still beverage category, increasing more than two times, driven by the Jugos del Valle product line and (iii) volume growth in our bottled water business by almost 7%.

Operating Income

Our gross profit increased 5.0% to Ps. 4,888 million in the second quarter of 2009 as compared to the same period in 2008. Cost of goods sold increased 10.7% as a result of (i) the third and final yearly stage of the scheduled Coca-Cola Company concentrate price increase announced in 2006, (ii) the higher costs of sweeteners and (iii) the devaluation of the Mexican peso as applied to our U.S. dollar-denominated raw material cost; all of which were partially offset by the lower year-over-year cost of resin. Gross margin decreased from 51.5% in the second quarter of 2008 to 50.1% in the same period of 2009.

Operating income increased 2.4% to Ps. 1,902 million in the second quarter of 2009, compared to Ps. 1,858 million in the same period of 2008. Our operating margin was 19.5% in the second quarter of 2009, a decrease of 100 basis points as compared to the same period of 2008, mainly due to gross margin pressures.

July 24, 2009	Page 4

LATINCENTRO DIVISION OPERATING RESULTS (Colombia, Venezuela, Guatemala, Nicaragua, Costa Rica and Panama)

As of June 1st, 2009, Coca-Cola FEMSA started to distribute the Brisa portfolio in Colombia.

Revenues

Total revenues reached Ps. 8,666 million in the second quarter of 2009, an increase of 63.9% as compared to the same period of 2008. Higher average price per unit case and volume growth accounted for approximately 55% of incremental revenues. A positive currency translation effect and the integration of Brisa represented the balance. Excluding this positive currency translation effect and the acquisition of Brisa, our Latincentro division’s revenues would have increased approximately 35%.

Total sales volume in our Latincentro division increased 10.0% to 142.4 million unit cases in the second quarter of 2009 as compared to the same period of 2008. Volume growth was mainly driven by (i) increases in sparkling beverages in Venezuela, (ii) the strong performance of the Jugos del Valle line of business in Colombia and Central America and (iii) the consolidation of the Brisa water brand in Colombia.

Operating Income

Gross profit reached Ps. 4,091 million, an increase of 68.1% in the second quarter of 2009, as compared to the same period of 2008. Cost of goods sold increased 60.4% mainly driven by higher sweetener costs across the division and the depreciation of the Colombian peso as applied to our U.S. dollar-denominated packaging costs, which were compensated by a lower cost of resin. Gross margin increased 120 basis points to 47.2% in the second quarter of 2009.

Our operating income increased 38.7% to Ps. 1,036 million in the second quarter of 2009, compared to the second quarter of 2008, as a result of operating leverage achieved by higher revenues that more than compensated for higher labor and maintenance costs in Venezuela and Colombia respectively. Our operating margin reached 12.0% in the second quarter of 2009, resulting in a 210 basis points decline as compared to the same period of 2008.

July 24, 2009	Page 5

MERCOSUR DIVISION OPERATING RESULTS (Brazil and Argentina)

As of June 1st, 2008, Coca-Cola FEMSA includes the REMIL operation in its Mercosur division. Volume and average price per unit case exclude beer results.

Revenues

Net revenues increased 36.7% to Ps. 5,686 million in the second quarter of 2009, as compared to the same period of 2008. Excluding beer, which accounted for Ps. 614 million during the quarter, net revenues increased 34.6% to Ps. 5,072 million, compared to the same period of 2008. The acquisition of REMIL accounted for approximately 65% of net revenue growth, while higher average prices per unit case and volume growth accounted for approximately 30% of incremental net revenues. A positive translation effect represented the balance. Excluding this positive currency translation effect, our Mercosur division’s net revenues would have increased approximately 35%.

Sales volume, excluding beer, increased 18.2% to 135.4 million unit cases in the second quarter of 2009, as compared to the second quarter of 2008, mainly driven by the acquisition of REMIL. Sales volume, excluding REMIL and beer, increased 3.4% to reach 110.6 million unit cases mainly driven by (i) sparkling beverages in Brazil and Argentina, (ii) the Jugos del Valle portfolio in Brazil and (iii) Aquarius flavored water in Argentina.

Operating Income

In the second quarter of 2009, our gross profit increased 31.9% to Ps. 2,448 million, as compared to the same period in 2008. Cost of goods sold increased 41.0% driven by (i) the integration of REMIL in Brazil, (ii) higher sweetener cost in the division and (iii) the devaluation of the local currencies as applied to our U.S. dollar-denominated raw material cost; all of which were partially compensated by the lower cost of resin. Our Mercosur division gross margin decreased 170 basis points to 42.4% in the second quarter of 2009.

Operating income increased 31.0%, reaching Ps. 739 million in the second quarter of 2009, as compared to Ps. 564 million in the same period of 2008. Operating leverage achieved by higher revenues more than compensated for higher labor and freight costs in Argentina. Our operating margin was 12.8% in the second quarter of 2009, a decrease of 60 basis points as compared to the second quarter of 2008.

July 24, 2009	Page 6

SUMMARY OF SIX-MONTH RESULTS

Our consolidated total revenues increased 29.2% to Ps. 46,339 million in the first half of 2009, as compared to the first half of 2008, as a result of revenue growth in all of our divisions. Organic growth across our operations contributed almost 50% of incremental revenues; a positive exchange rate translation effect accounted for more than 25% and the acquisitions of REMIL in Brazil and Brisa in Colombia contributed approximately 25%, representing the balance. Excluding this positive currency exchange rate translation effect and the acquisitions of REMIL and Brisa, our consolidated revenues for the first six months would have increased approximately 14%.

Total sales volume increased 8.5% to 1,161.2 million unit cases in the first half of 2008, as compared to the same period in 2008. Excluding Remil, total sales volume increased 4.3% to reach 1,108.9 million unit cases. The still beverage category, mainly driven by the performance of the Jugos del Valle line of business across our territories, contributed to more than 60% of incremental volumes; water, including bulk water, represented approximately 30% of incremental volumes and the sparkling beverage category, driven by brand Coca-Cola, contributed less than 10% representing the balance.

Our gross profit increased 25.9% to Ps. 21,708 million in the first half of 2009, as compared to the same period of 2008, driven by gross profit growth across all of our divisions. Cost of goods sold increased 32.2% as a result of (i) the higher cost of sweetener across our operations, (ii) the devaluation of local currencies in our main operations as applied to our U.S. dollar-denominated raw material costs and (iii) the integration of REMIL, all of which were partially compensated by the lower cost of resin. Gross margin reached 46.8% for the first six months of 2009, a decrease of 130 basis points as compared to the same period of 2008.

Our consolidated operating income increased 15.8% to Ps. 6,939 million in the first half 2009, as compared to 2008. Our Mercosur and Latincentro divisions accounted for more than 90% of this growth. Our operating margin was 15.0% for the first half of 2009, a 170 basis points decline as compared to the same period of 2008.

Our consolidated majority net income was Ps. 3,499 million in the first six months of 2009, an increase of 1.6% compared to the same period in 2008, mainly reflecting higher operating income. EPS was Ps. 1.89 (Ps. 18.95 per ADR) in the first half of 2009, computed on the basis of 1,846.5 million shares outstanding (each ADR represents 10 local shares).

July 24, 2009	Page 7

RECENT DEVELOPEMENTS

  As of June 1st, 2009, pursuant to the transition agreement with Bavaria, a subsidiary of SABMiller, we started to sell and distribute the Brisa portfolio in Colombia.

  In July, 2009 we paid down the maturities related to the Yankee Bond inherited with the acquisition of Panamco for an amount of US$ 265 million and the Certificado Bursátil for an amount of Ps. 500 million, both with cash generated from our operations.

CONFERENCE CALL INFORMATION

Our second-quarter 2009 Conference Call will be held on: July 24, 2009, at 11:00 A.M. Eastern Time (10:00 A.M. Mexico City Time). To participate in the conference call, please dial: Domestic U.S.: 866-700-7477 or International: 617-213-8840. We invite investors to listen to the live audiocast of the conference call on the Company’s website, www.coca-colafemsa.com

If you are unable to participate live, an instant replay of the conference call will be available through July 31, 2009. To listen to the replay, please dial: Domestic U.S.: 888-286-8010 or International: 617-801-6888. Pass code: 27948902.

Coca-Cola FEMSA, S.A.B. de C.V. produces and distributes Coca-Cola, Sprite, Fanta, Lift and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City and southeast Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, Campiñas, Santos, the state of Mato Grosso do Sul, part of the state of Goias and part of the state of Minas Gerais) and Argentina (federal capital of Buenos Aires and surrounding areas), along with bottled water, beer and other beverages in some of these territories. The Company has 31 bottling facilities in Latin America and serves over 1,500,000 retailers in the region. The Coca-Cola Company owns a 31.6% equity interest in Coca-Cola FEMSA.

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance and should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control that could materially impact the Company’s actual performance.

References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

(6 pages of tables to follow)

July 24, 2009	Page 8

Consolidated Income Statement Expressed in million of Mexican pesos(1)

	2Q 09	% Rev	2Q 08	% Rev	Δ%	YTD 09	% Rev	YTD 08	% Rev	Δ%

Volume (million unit cases) (2)	607.0		552.9		9.8%	1,161.2		1,070.6		8.5%
Average price per unit case (2)	38.58		32.69		18.0%	38.61		32.66		18.2%

Net revenues	24,033		18,463		30.2%	46,062		35,678		29.1%
Other operating revenues	151		81		86.4%	277		186		48.9%

Total revenues	24,184	100%	18,544	100%	30.4%	46,339	100%	35,864	100%	29.2%
Cost of Goods Sold	12,757	52.7%	9,598	51.8%	32.9%	24,631	53.2%	18,625	51.9%	32.2%

Gross profit	11,427	47.3%	8,946	48.2%	27.7%	21,708	46.8%	17,239	48.1%	25.9%

Operating expenses	7,750	32.0%	5,777	31.2%	34.2%	14,769	31.9%	11,247	31.4%	31.3%

Operating income	3,677	15.2%	3,169	17.1%	16.0%	6,939	15.0%	5,992	16.7%	15.8%

Other expenses, net	453		496		-8.7%	787		683		15.2%

Interest expense	405		622		-34.9%	1,033		1,132		-8.7%
Interest income	50		149		-66.4%	121		285		-57.5%

Interest expense, net	355		473		-24.9%	912		847		7.7%
Foreign exchange (gain) loss	(68)		(158)		-57.0%	304		(207)		-246.9%
Gain on monetary position in Inflationary subsidiries	(109)		(148)		-26.4%	(193)		(260)		-25.8%
Fair value (gain) on derivative financial instruments	(201)		(116)		73.3%	(110)		(108)		1.9%

Comprehensive financing result	(23)		51		-145.1%	913		272		235.7%

Income before taxes	3,247		2,622		23.8%	5,239		5,037		4.0%
Income taxes	972		742		31.0%	1,586		1,495		6.1%

Consolidated net income	2,275		1,880		21.0%	3,653		3,542		3.1%

Majority net income	2,161	8.9%	1,844	9.9%	17.2%	3,499	7.6%	3,444	9.6%	1.6%

Minority net income	114		36		216.7%	154		98		57.1%

Operating income	3,677	15.2%	3,169	17.1%	16.0%	6,939	15.0%	5,992	16.7%	15.8%
Depreciation (3)	717		580		23.6%	1,414		1,143		23.7%
Amortization and other operative non-cash charges (4)	155		170		-8.8%	411		361		13.9%

EBITDA (5)	4,549	18.8%	3,919	21.1%	16.1%	8,764	18.9%	7,496	20.9%	16.9%

(1)	Except volume and average price per unit case figures.
(2)	Sales volume and average price per unit case exclude beer results
(3)	Amortization of coolers has been reclassified into the depreciation line for accounting purposes
(4)	Includes returnable bottle breakage expense.
(5)	EBITDA = Operating Income + depreciation, amortization & other operative non-cash charges.
As of June 1st , 2008, we integrated the operation of Minas Gerais (REMIL) in the results of Brazil.
As of June 1st , 2009, we integrated the operation of Brisa in the results of Colombia.

July 24, 2009	Page 9

Consolidated Balance Sheet Expressed in million of Mexican pesos.

Assets		Jun 09		Dec 08

Current Assets
Cash and cash equivalents	Ps.	11,364	Ps.	6,192
Total accounts receivable		4,011		5,240
Inventories		4,855		4,313
Prepaid expenses and other current assets		2,296		2,247

Total current assets		22,526		17,992

Property, plant and equipment
Bottles and cases		1,602		1,622
Property, plant and equipment		52,836		50,925
Accumulated depreciation		(25,757)		(24,388)

Total property, plant and equipment, net		28,681		28,159

Other non-current assets		53,446		51,807

Total Assets	Ps.	104,653	Ps.	97,958

Liabilities and Stockholders' Equity		Jun 09		Dec 08

Current Liabilities
Short-term bank loans and notes	Ps.	10,130	Ps.	6,119
Interest payable		220		267
Suppliers		7,425		7,790
Other current liabilities		7,124		7,157

Total Current Liabilities		24,899		21,333

Long-term bank loans		10,652		12,455
Pension plan and seniority premium		1,011		936
Other long term liabilities		6,621		5,618

Total Liabilities		43,183		40,342

Stockholders' Equity
Minority interest		1,973		1,703
Majority interest:
Capital stock		3,116		3,116
Additional paid in capital		13,220		13,220
Retained earnings of prior years		38,189		33,935
Net income for the period		3,499		5,598
Other comprehensive income		1,473		44

Total majority interest		59,497		55,913

Total stockholders' equity		61,470		57,616

Total Liabilities and Equity	Ps.	104,653	Ps.	97,958

July 24, 2009	Page 10

Mexico Division Expressed in million of Mexican pesos(1)

	2Q 09	% Rev	2Q 08	% Rev	Δ%	YTD 09	% Rev	YTD 08	% Rev	Δ%

Volume (million unit cases)	329.2		308.9		6.6%	601.6		573.0		5.0%
Average price per unit case	29.42		29.20		0.7%	29.58		29.24		1.1%

Net revenues	9,684		9,020		7.4%	17,794		16,755		6.2%
Other operating revenues	65		27		140.7%	95		61		55.7%

Total revenues	9,749	100.0%	9,047	100.0%	7.8%	17,889	100.0%	16,816	100.0%	6.4%
Cost of goods sold	4,861	49.9%	4,391	48.5%	10.7%	8,925	49.9%	8,201	48.8%	8.8%

Gross profit	4,888	50.1%	4,656	51.5%	5.0%	8,964	50.1%	8,615	51.2%	4.1%

Operating expenses	2,986	30.6%	2,798	30.9%	6.7%	5,729	32.0%	5,435	32.3%	5.4%

Operating income	1,902	19.5%	1,858	20.5%	2.4%	3,235	18.1%	3,180	18.9%	1.7%
Depreciation, amortization & other operative non-cash charges (2)	382	3.9%	411	4.5%	-7.1%	814	4.6%	842	5.0%	-3.3%

EBITDA (3)	2,284	23.4%	2,269	25.1%	0.7%	4,049	22.6%	4,022	23.9%	0.7%

(1)	Except volume and average price per unit case figures.
(2)	Includes returnable bottle breakage expense.
(3)	EBITDA = Operating Income + Depreciation, amortization & other operative non-cash charges.

Latincentro Division Expressed in million of Mexican pesos(1)

	2Q 09	% Rev	2Q 08	% Rev	Δ%	YTD 09	% Rev	YTD 08	% Rev	Δ%

Volume (million unit cases)	142.4		129.5		10.0%	275.1		259.7		5.9%
Average price per unit Case	60.84		40.80		49.1%	59.92		41.03		46.1%

Net revenues	8,663		5,283		64.0%	16,484		10,655		54.7%
Other operating revenues	3		3		0.0%	2		7		-71.4%

Total revenues	8,666	100.0%	5,286	100.0%	63.9%	16,486	100.0%	10,662	100.0%	54.6%
Cost of goods sold	4,575	52.8%	2,852	54.0%	60.4%	8,827	53.5%	5,776	54.2%	52.8%

Gross profit	4,091	47.2%	2,434	46.0%	68.1%	7,659	46.5%	4,886	45.8%	56.8%

Operating expenses	3,055	35.3%	1,687	31.9%	81.1%	5,604	34.0%	3,346	31.4%	67.5%

Operating income	1,036	12.0%	747	14.1%	38.7%	2,055	12.5%	1,540	14.4%	33.4%
Depreciation, amortization & other operative non-cash charges (2)	306	3.5%	205	3.9%	49.3%	624	3.8%	397	3.7%	57.2%

EBITDA (3)	1,342	15.5%	952	18.0%	41.0%	2,679	16.3%	1,937	18.2%	38.3%

(1)	Except volume and average price per unit case figures.
(2)	Includes returnable bottle breakage expense.
(3)	EBITDA = Operating Income + Depreciation, amortization & other operative non-cash charges.
As of June 1st , 2009, we integrated the operation of Brisa in the results of Colombia.

July 24, 2009	Page 11

Mercosur Division Expressed in million of Mexican pesos(1) Financial figures include beer results

	2Q 09	% Rev	2Q 08	% Rev	Δ%	YTD 09	% Rev	YTD 08	% Rev	Δ%

Volume (million unit cases) (2)	135.4		114.5		18.2%	284.5		237.9		19.6%
Average price per unit case (2)	37.46		32.93		13.8%	37.12		31.76		16.9%

Net revenues	5,686		4,160		36.7%	11,784		8,268		42.5%
Other operating revenues	83		51		62.7%	180		118		52.5%

Total revenues	5,769	100.0%	4,211	100.0%	37.0%	11,964	100.0%	8,386	100.0%	42.7%
Cost of goods sold	3,321	57.6%	2,355	55.9%	41.0%	6,879	57.5%	4,648	55.4%	48.0%

Gross profit	2,448	42.4%	1,856	44.1%	31.9%	5,085	42.5%	3,738	44.6%	36.0%

Operating expenses	1,709	29.6%	1,292	30.7%	32.3%	3,436	28.7%	2,466	29.4%	39.3%

Operating income	739	12.8%	564	13.4%	31.0%	1,649	13.8%	1,272	15.2%	29.6%
Depreciation, Amortization & Other operative non-cash charges (2)	184	3.2%	134	3.2%	37.3%	387	3.2%	265	3.2%	46.0%

EBITDA (4)	923	16.0%	698	16.6%	32.2%	2,036	17.0%	1,537	18.3%	32.5%

(1)	Except volume and average price per unit case figures.
(2)	Sales volume and average price per unit case exclude beer results
(3)	Includes returnable bottle breakage expense.
(4)	EBITDA = Operating Income + Depreciation, amortization & other operative non-cash charges.
As of June 1st , 2008, we integrated the operation of Minas Gerais (REMIL) in the results of Brazil.

July 24, 2009	Page 12

SELECTED INFORMATION

For the three months ended June 30, 2009 and 2008

Expressed in million of Mexican pesos.

	2Q 09		2Q 08

Capex	1,041.3	Capex	662.7

Depreciation	717.0	Depreciation	580.0

Amortization & Other non-cash charges	155.0	Amortization & Other non-cash charges	170.0

VOLUME
Expressed in million unit cases

	2Q 09					2Q 08

	Sparkling	Water (1)	Bulk Water (2)	Still (3)	Total	Sparkling	Water (1)	Bulk Water (2)	Still (3)	Total

Mexico	237.1	15.2	60.1	16.8	329.2	230.5	15.4	55.1	7.9	308.9
Central America	29.8	1.5	0.1	3.0	34.4	29.9	1.3	0.0	2.4	33.6
Colombia	41.3	3.7	3.7	4.4	53.1	41.5	2.1	2.6	0.6	46.8
Venezuela	50.5	2.1	0.6	1.7	54.9	44.8	2.8	0.0	1.5	49.1
Latincentro	121.6	7.3	4.4	9.1	142.4	116.2	6.2	2.6	4.5	129.5
Brazil	85.4	4.0	0.5	3.2	93.1	68.6	4.3	0.0	1.4	74.3
Argentina	39.2	0.4	0.1	2.6	42.3	38.2	0.6	0.0	1.4	40.2
Mercosur	124.6	4.4	0.6	5.8	135.4	106.8	4.9	0.0	2.8	114.5

Total	483.3	26.9	65.1	31.7	607.0	453.5	26.5	57.7	15.2	552.9

(1)	Excludes water presentations larger than 5.0 Lt
(2)	Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations
(3)	Still Beverages include flavored water

  Volume of Brazil, Mercosur division, and Consolidated includes three months of REMIL’s operation, accounting for 24.8 million unit cases. Of this volume, sparkling beverages represented close to 95%.

SELECTED INFORMATION

For the six months ended June 30, 2009 and 2008

Expressed in million of Mexican pesos.

	YTD 09		YTD 08

Capex	1,742.6	Capex	1,184.1

Depreciation	1,414.0	Depreciation	1,143.0

Amortization & Other non-cash charges	411.0	Amortization & Other non-cash charges	361.0

VOLUME
Expressed in million unit cases

	YTD 09					YTD 08

	CSD	Water	Jug Water	Other	Total	CSD	Water (1)	Jug Water	Other	Total

Mexico	433.2	27.3	110.0	31.1	601.6	433.9	29.1	97.1	12.9	573.0
Central America	56.8	3.0	0.1	5.4	65.3	59.4	2.8	0.0	4.4	66.6
Colombia	81.7	6.0	6.0	8.0	101.7	82.7	4.9	5.1	1.3	94.0
Venezuela	99.5	4.1	1.2	3.3	108.1	90.6	5.5	0.0	3.0	99.1
Latincentro	238.0	13.1	7.3	16.7	275.1	232.7	13.2	5.1	8.7	259.7
Brazil	179.2	9.6	1.1	6.2	196.1	137.6	9.7	0.0	2.5	149.8
Argentina	82.1	0.8	0.3	5.2	88.4	83.9	1.1	0.0	3.1	88.1
Mercosur	261.3	10.4	1.4	11.4	284.5	221.5	10.8	0.0	5.6	237.9

Total	932.5	50.8	118.7	59.2	1,161.2	888.1	53.1	102.2	27.2	1,070.6

(1)	Excludes water presentations larger than 5.0 Lt
(2)	Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations
(3)	Still Beverages include flavored water

  Volume of Brazil, Mercosur division, and Consolidated includes six months of REMIL’s operation, accounting for 52.3 million unit cases. Of this volume, sparkling beverages represented close to 95%.

July 24, 2009	Page 13

June 2009
Macroeconomic Information

	Inflation (1)			Foreign Exchange Rate (local currency per US Dollar) (2)
	LTM	2Q 2009	YTD	Jun 09	Dec 08	Jun 08

Mexico	5.74%	0.24%	1.27%	13.2023	13.5383	10.2841
Colombia	3.81%	0.27%	2.22%	2,158.67	2,243.59	1,923.02
Venezuela (3)	26.08%	5.71%	10.86%	2.1500	2.1500	2.1500
Brazil	4.94%	1.58%	2.75%	1.9516	2.3370	1.5919
Argentina	5.27%	1.09%	2.72%	3.7970	3.4530	3.0250

(1)	Source: Mexican inflation is published by Banco de México (Mexican Central Bank).
(2)	Exchange rates at the end of period are the official exchange rates published by the Central Bank of each country.
(3)	In Venezuela since January 1, 2008, the local currency is 'Bolivar Fuerte', 'Bolivar' the former currency, was divided by one thousand.

July 24, 2009	Page 14

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
(Registrant)

Date: July 24, 2009	By: /s/ HÉCTOR TREVIÑO GUTIÉRREZ
Name: Héctor Treviño Gutiérrez
Title: Chief Financial Officer